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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                                                                ----------------
                                                                SEC FILE NUMBER:
                           NOTIFICATION OF LATE FILING              001-13616
                                                                ----------------
                                                                  CUSIP NUMBER:
                                                                     86211A
                                                                ----------------



(Check One):  [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K
              [ ] Form 10-Q    [ ] Form N-SAR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

                          STORAGE COMPUTER CORPORATION
                             Full Name of Registrant

                            Former Name if Applicable

                               11 Riverside Street
            Address of Principal Executive Office (Street and Number)

                           Nashua, New Hampshire 03862
                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 cannot be filed within the prescribed time period due to the Company's inability to secure new financing and the resulting lack of financial resources to complete the 2004 audit.

The Company has previously received a "going concern opinion" from its auditors due to recurring losses and negative cash flows from operations which raises substantial doubt about the Company's ability to continue as a going concern.

The Company is currently pursuing an opportunity that would provide new financing. However, there can be no assurance that the Company will be able to obtain new financing and, if new financing is obtained it could result in significant dilution to existing shareholders. As previously reported, if we are not successful in obtaining new financing the ability of the Company to continue as an independent company is in serious doubt.

For the reasons described above, the Company is unable to determine at this time a date certain by which it expects to file its Form 10K for the year ended December 31, 2004.


              Cautionary Note Regarding Forward Looking Statements

Statements made in this Form 12b-25, as well as statements made by the Registrant in periodic filings with governmental entities, press releases and other public communications, that reflect management's current assumptions and estimates of future performance may contain forward-looking statements to future events or future financial performance that involves risks and uncertainties. These statements are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those uncertainties and risk factors detailed from time to time in reports filed by us with the Securities and Exchange Commission, including our most recent reports on Forms 10-K and 10-Q.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Michael J. O'Donnell           (603)                 880-3005
                (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the earnings statements to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 will reflect revenues significantly lower than for the fiscal year ended December 31, 2003 We expect that the earnings statements to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 will reflect an operating loss lower than for the fiscal year ended December 31, 2003. The cash position at December 31, 2004 is at a low level and is down from the same period in 2003.

Set forth below is our Total Revenue and Operating Loss for the fiscal year ended December 31, 2003 and our Cash and Cash Equivalents at December 31, 2003 (each as reported on our Annual Report on Form 10-K for such fiscal year) and our current estimates of the same items for the fiscal year ended, and at, December 31, 2004. The 2004 estimates are preliminary and may be subject to potential significant changes due to the year end audit

                                                   12/31/04           12/31/03
                                                -------------      -------------
          Revenue                               $   400,000        $  1,045,038
          Net (Loss)                            $ (3,516,464)      $ (4,767,017)
          Cash and Cash Equivalents             $     17,146       $     72,581


                          STORAGE COMPUTER CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005                          By: /s/ Michael J. O'Donnell
                                                  ------------------------------
                                                  Name:  Michael J. O'Donnell
                                                  Title: Chief Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).